SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 2012

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol filed response to suit brought by group over Cucuta incident

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that it has filed a response to the lawsuit suit brought by a group of twenty one (21) citizens, in connection with a crude oil spill in the Pamplonita River in the municipality of Chinacota in Northern Santander, due to the rupture of the Caño Limon – Coveñas pipeline. Preliminary investigations determined the incident was the result of factors tension on the pipeline by the saturation of the ground caused by the severe rainy season. No fatalities or injuries have been reported in connection with the incident.

Ecopetrol considers that the claims put forward in the lawsuit, which add up to approximately $85,936 billion pesos, are without evidentiary support, and therefore it rejected all of them in its response.

Without impairment to the foregoing, and with respect to the amount, Ecopetrol filed a motion requesting a modification of the amount of the claims. In addition, the 98th Office of the District Attorney of the First Administrative Court of Cucuta requested a discretionary modification of the amount of the claims, pursuant to what is set forth in Article 10 of Law 1395 of 2010, seeking to have the First Administrative Judge of Cucuta ask the plaintiff to justify and adjust the amount of such claims. It is expected that the Judge will grant this motion.

Bogota D.C., May 4, 2012

Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 5, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer